



Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

January 19, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
SE-103 32 Stockholm Sweden
Visiting address
Tel +46 8 614 20 00
Fax +46 8 614 21 50



Net Asset Value Report for 2004

Investor's net asset value on December 31, 2004 amounted to SEK 89,966 m. (SEK 117 per share), compared with SEK 83,063 m. (SEK 108 per share) on December 31, 2003.

The net asset value increased by SEK 6,903 m. (20,294), or 8 percent (32), during the year. The change in net asset value includes consolidated income after tax totaling SEK 8,147 m. (929), corresponding to SEK 10.62 per share (1.21).

The value of Investor's total assets was SEK 105,517 m. on December 31, 2004, as against SEK 103,656 m. one year ago. Net debt amounted to SEK 15,551 m. on December 31, 2004, compared with SEK 20,593 m. on December 31, 2003, corresponding to 15 percent of total assets at the close of the reporting period, as against 20 percent at year-end 2003.

The value of Core Holdings increased by SEK 8,077 m. during the year (22,466). Ericsson and SEB accounted for most of the increase: SEK 6,726 m. and SEK 3,111 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -6,977 m.

The value of New Investments increased by SEK 381 m. during 2004 (202). Investments during the year totaled SEK 1,818 m. (1,914) and shares were sold for SEK 4,448 m. (2,364).

The total return on Investor shares was 25 percent in 2004 (43). The total return was 9 percent in the fourth quarter (8).

The proposed ordinary dividend to shareholders is SEK 2.25 per share (2.25).

The effects of applying IFRS are reported in accordance with the recommendation of the Stockholm Stock Exchange in Appendix 2 on page 16. In connection with the application of IFRS, Investor has adapted the valuation principles for the net asset value so they are in agreement with the company's accounting. When applying these principles to the most significant entries, the value of total assets on December 31, 2004 would increase by approximately SEK 3 bn., and net debt would increase by about SEK 0.5 bn., compared with current principles used to calculate the net asset value.

Investor's key figures

		12/31 2004	9/30 2004	12/31 2003
Assets, SEK m.		105 517	107 946	103 656
Net debt, SEK m.		-15 551	-16 059	-20 593
Net asset value, SEK m.		89 966	91 887	83 063
Net asset value per share, SEK		117	120	108
Development during the year/quarter	**2004**	**2003**	**October-December 2004**	**October-December 2003**
Change in net asset value, SEK m.	6 903	20 294	-1 921	7 596
Change in net asset value, percent	8	32	-2	10
Change in net asset value per share, SEK	9	26	-3	9

Investor has chosen to release this net asset value report to provide financial information to the market as quickly as possible. Due to current accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and consolidated balance sheet. As a consequence, Investor waits for the interim reports of associated companies before preparing its own formal interim report (see "Accounting Principles" for further information). The formal year-end report will be released February 28, 2005.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

Continuing positive development in 2004

The trend of a rising net asset value continued for Investor during 2004. A number of our holdings reported clear earnings improvement and their stock prices rose considerably. Ericsson, SEB and Gambro accounted for most of the increase in Investor's net asset value, while AstraZeneca impacted the value trend negatively. The New Investments business recorded its best year since 2000 and contributed positively to Investor's net asset value.

The total return on Investor shares was 25 percent during the year. It is gratifying that our shareholders, after the dramatic stock market decline in the beginning of the new millennium, were able to realize a total return of close to 80 percent over the past two-year period.

A new cost efficiency program was launched in the beginning of the year and our operating expenses were reduced by another 9 percent in 2004. We also reduced our debt by selling part of our holding in AstraZeneca in February. Our debt is now down to a level that gives us considerable financial flexibility to take advantage of future business opportunities. Among our core holdings, we increased our stake in Scania during the year both directly and indirectly via Ainax. The background to this investment is that we saw an attractive value potential in Scania/Ainax and we wanted to participate in creating a solution to Scania's uncertain ownership situation.

Most of Investor's 11 core holdings performed strongly during the year. The comprehensive efficiency programs conducted within the companies over the past few years, in combination with an improved economy, resulted in a positive trend of profits and stronger balance sheets. Going forward, the big challenge will be to create future opportunities for profitable growth. Given today's intensely competitive global business environment, corporate processes, products and market positioning must be constantly re-evaluated to maintain a leading position. Investments in existing operations and making selective acquisitions are central components of continued future growth. The latter require careful evaluation and reasonable company valuations.

Among our large holdings, Ericsson's intensive efficiency improvement programs of the past few years have paid off, particularly since the major telecom operators have resumed new capital investments. The result has been a healthy trend of earnings for Ericsson. SEB also experienced rising volumes in a number of business segments and has maintained stable costs and a low level of credit losses. In 2004, SEB made several small, attractive add-on acquisitions. The bank's stock price hit a record high towards the end of the year and SEB was Investor's largest single holding on December 31, 2004. In the fourth quarter, Gambro sold its clinics business in the U.S. This was an important strategic decision that will also release considerable capital.

The year 2004 has been challenging for AstraZeneca. The company's anticoagulant, Exanta, was not approved in the U.S. and new research findings could not substantiate the efficacy of its cancer drug Iressa. At the same time, the entire pharmaceutical industry has been re-evaluated. Questions have been raised about the drug approval process in different markets. A number of pharmaceutical companies have also been forced to withdraw products because of unsatisfactory safety profiles.

AstraZeneca has taken additional measures to increase the efficiency of its operations, including the company's process for approving pharmaceuticals. Investor has been well acquainted with AstraZeneca's business for many years and believes strongly in the company's power of innovation. AstraZeneca also has several new growth products on the market, such as Seroquel and Arimidex, and a strong financial position.

All units within New Investments performed positively for the year, despite an uneven financial market environment for initial public offerings. Many holdings reported improved market conditions and strong earnings, which was also reflected in positive value creation. The broadband market in particular has shown strong development, which has favored Bredbandsbolaget, among other holdings. Investor has been active in both the investment and exit markets. However, since there were more exits than new investments, New Investments generated substantial capital gains and positive cash flow for the year.

Due to the new IFRS accounting regulations, which are valid as of 2005, Investor is also changing the valuation principles for the calculation of Investor's net asset value. This means, among other things, that we will report any surplus values of unlisted holdings in the future.

In 2004, interest in the mobile broadband market picked up considerably in several areas of the world, generating strong subscriber growth for 3 globally. 3 Scandinavia also took several important steps in its work to establish itself as a leading market player. The number of subscribers increased dramatically and, by mid-December, 3 had 350,000 subscribers in Sweden and Denmark. The network has been built out gradually, and in tests, the 3G network in Sweden has been judged to be the best in Stockholm, Gothenburg, Malmö and other areas. More than half of the planned investment in 3 has now been completed and the investment volume in 2005 is expected to be lower than in 2004.

We can look back on a positive year and I am confident about the longer term future. We have reduced our costs and strengthened our financial position, which gives us scope for making new attractive investments. We have a range of companies which represent a broad distribution of risk but also have attractive return potential. Finally, we have a professional and performance-oriented organization that is focused on contributing to the development of our holdings and healthy long-term value creation for Investor's shareholders.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On December 31, 2004, Investor's net asset value amounted to SEK 89,966 m. (83,063)[1], corresponding to SEK 117 per share (108).

Net asset value

	12/31 2004		12/31 2003	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	114	87 643	112	85 841
New Investments	14	10 820	16	12 745
Other Holdings	3	2 406	4	2 924
Other Operations	3	1 868	2	1 561
Other assets and liabilities	3	2 780	1	585
Total assets	**137**	**105 517**	**135**	**103 656**
Net debt	-20	-15 551	-27	-20 593
Total net asset value	**117**	**89 966**	**108**	**83 063**

Investor's net asset value increased by SEK 6,903 m. (20,294), or 8 percent (32). In the fourth quarter the net asset value changed by SEK -1,921 m. (7,596), or by -2 percent (10).

For more information: nav.investorab.com



Change in net asset value
SEK bn
SEK/share
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During 2004, Core Holdings changed the net asset value by SEK 9,486 m. (23,984), New Investments by SEK 147 m. (45), Other Holdings by SEK 82 m. (39) and Other Operations by SEK -19 m. (-26). The corresponding figures for the fourth quarter were SEK -1,688 m. (7,755), SEK 80 m. (303), SEK 31 m. (-70) and SEK -49 m. (-132).

The net asset value was also affected during the year by SEK -2,793 m. in groupwide items (-3,748), of which the dividend payment represented SEK -1,726 m. (-2,608). See also Appendix 1 on page 15.

Investor shares

The total return[2] on Investor shares was 25 percent in 2004 (43). In the fourth quarter, the total return was 9 percent (8).

The average total return on Investor shares has been 15 percent over the past 20-year period.



Average total return, percent
30
25
20
15
10
5
0
-5
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 84.50 on December 31, 2004, as against SEK 69.50 at year-end 2003.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on December 31, 2004



Technology (27%)
Engineering (25%)
Healthcare (23%)
Financial Services (18%)
Other (7%)

SEK m.	Technology	Engineering	Healthcare	Financial Services	Other	Total
Core Holdings	20 945	26 015	21 814	18 869	-	**87 643**
New Investments, listed	592	14	646	-	-	**1 252**
New Investments, unlisted	4 642	860	1 396	285	2 385	**9 568**
Other	1 812	-	-	-	5 242[1]	**7 054**
Total	**27 991**	**26 889**	**23 856**	**19 154**	**7 627**	**105 517**

1) Of which SEK 4,033 m. comprises loans to Hi3G.

Core Holdings

A total of SEK 1,509 m. was invested in the Core Holdings portfolio during 2004 (1,962). Shares were sold for SEK 7,733 m. during the year (1,891). No shares were acquired or sold during the fourth quarter.

As noted in the last quarterly report, Investor exercised all its 256,660,096 rights to convert B-shares to A-shares in Ericsson. Investor's holding in Ericsson now amounts to 19 percent of the votes and 5 percent of the capital.

In the third quarter, A-shares were purchased in Scania for SEK 487 m. At the same time, B-shares in Scania were sold for SEK 296 m.

In the second quarter, 4,444,477 m. shares of Ainax were purchased for SEK 1,022 m. In connection with Electrolux's share redemption offer, Investor redeemed 461,619 A-shares for SEK 92 m. in the second quarter and also sold 484,340 Electrolux B-share redemption rights for SEK 25 m.

In the first quarter 21,200,000 shares in AstraZeneca were sold for SEK 7,320 m. The sale generated a capital gain of SEK 6,148 m.

Development of Core Holdings

SEK m.	1/1-12/31 2004	1/1-12/31 2003
Capital gains/losses	6 432	468
Change in surplus value, etc.	1 645	21 998
Change in value	**8 077**	**22 466**
Dividends	1 574	1 665
Operating costs	-165	-147
Effect on net asset value	**9 486**	**23 984**


Change in value, Core Holdings
January 1 - December 31, 2004
Ericsson
SEB
Gambro
Atlas Copco
Scania/Ainax
ABB
Saab AB
140
Electrolux
OMX
WM-data
AstraZeneca
SEK m.
0

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 12/31 2004	Market value SEK/share 12/31 2004	Market value SEK m. 12/31 2004	Share price performance[2] 2004 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003
Healthcare									
AstraZeneca	63 465 810	20	15 327	-31	14	4	4	39	29 675
Gambro	68 468 225	8	6 487	59	6	20	26	5	4 074
		28	**21 814**		**20**			**44**	**33 749**
Technology									
Ericsson	810 393 516	23	17 437	64	17	5	19	14	10 711
Saab AB	21 611 925	3	2 496	6	2	20	36	3	2 356
WM-data	70 265 500	1	1 012	-7	1	16	29	1	1 089
		27	**20 945**		**20**			**18**	**14 156**
Engineering									
Atlas Copco	31 454 971	13	9 436	17	9	15	21	11	8 100
ABB	204 115 142	10	7 613	3	7	10	10	10	7 368
Scania	18 950 973	6	4 978	30	5	9	17	5	3 672
Ainax[4]	4 444 477	2	1 182	24	1	16	16		
Electrolux	18 457 571	4	2 806	-4	3	6	26	4	2 980
		35	**26 015**		**25**			**30**	**22 120**
Financial Services									
SEB	138 272 295	23	17 768	21	17	21	21	19	14 657
OMX	12 950 507	1	1 101	-5	1	11	11	1	1 159
		24	**18 869**		**18**			**20**	**15 816**
Total		**114**	**87 643**		**83**			**112**	**85 841**

1) Holdings, including any shares on loan.
2) Most actively traded class of share. The share price trend for Ainax refers to the period beginning June 8, 2004.
3) After full dilution and adjusted for any repurchases of own shares.
4) One share in the Ainax holding company corresponds to one underlying A-share in Scania.

The value of Investor's core holdings changed by SEK 8,077 m. during the year (22,466), of which SEK -1,638 m. in the fourth quarter (7,791). Ericsson and SEB accounted for most of the increase during 2004: SEK 6,726 m. and SEK 3,111 m., respectively, while AstraZeneca changed the value of Investor's core holdings by SEK -6,977 m.

New Investments

A total of SEK 1,818 m. was invested during the year in the New Investments business (1,914), of which SEK 314 m. was in the fourth quarter. The investments consisted of SEK 777 m. in initial investments in new companies and SEK 1,041 m. in follow-on investments. Holdings were sold during the period for SEK 4,448 m. (2,364), of which SEK 1,714 m. was in the fourth quarter. Realized proceeds for the year included SEK 871 m. in uninvested capital that b-business partners redistributed to Investor. Divestments during the reporting period generated capital gains totaling SEK 730 m. (311).

Net write-downs were positive and amounted to SEK 414 m. during the year (-75), of which SEK 53 m. was in the fourth quarter (93). Most of the SEK 414 m. in positive net write-downs was attributable to the sale of shares for which earlier write-downs were reversed and impacted capital gains/losses. The change in surplus value, etc., SEK -763 m., was due primarily to the realization of holdings with surplus value and currency effects.

The value of New Investments changed by SEK 381 m. during the year (202), of which SEK 113 m. was in the fourth quarter (356).

Development of New Investments

SEK m.	1/1-12/31 2004	1/1-12/31 2003
Capital gains/losses	730	311
Write-downs, net	414	-75
Change in surplus value, etc.	-763	-34
Change in value	**381**	**202**
Dividends	61	108
Operating costs	-220	-265
Restructuring cost	-75	-
Effect on net asset value	**147**	**45**

During the period January 1, 1998 to December 31, 2004, the New Investments business changed Investor's net asset value by SEK -146 m. (see table on next page). The return on realized investments met the minimum return requirement of 20 percent during this period.

New Investments – 10 largest listed holdings[1]

	Sector	Ownership (%)	Share price performance 2004 (%)	Market value[2] (SEK m.) 12/31 2004	Market value[2] (SEK m.) 12/31 2003
Kyphon	H	7	4	372	515
Tessera	T	5	98	353	568
ISTA	H	16	9	175	188
Micronic	T	5	-20	101	125
Biotage	H	12	-17	54	65
Amkor	T	1	-63	50	127
Axcan	H	1	23	38	151
Lycos Europe	T	1	-26	33	108
Stepstone	T	8	18	26	27
United Pacific	T	13	4	14	17
Other, listed		-	-	36	359
Total, listed				**1 252**	**2 250**
Unlisted				9 568	10 495
Total, New Investments				**10 820**	**12 745**

1) Purchases and sales were made in certain holdings during the year.
2) After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value is affected by exchange rate changes.


Number of New Investments by size on December 31, 2004*
No.
70
60
50
40
30
20
10
0
0-10
11-50
51-100
101-500
501-
Market value, SEK m.


New Investments on December 31, 2004
Development stage and per unit
Mature (56%)
Expansion stage (27%)
Early stage (4%)
b-business partners (3%)
Holdings in other funds (10%)
Investor Growth Capital (60%)
EQT (36%)
Investor Capital Partners - Asia Fund (4%)

For more information: ni.investorab.com

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	2003	2004	Total 1998-2004
Capital gains/losses (incl. dividends)	709	2 399	3 004	524	297	419	791	8 143
Write-downs, net	-344	14	-1 228	-2 802	-1 674	-75	414	-5 695
Operating costs	-210	-249	-325	-336	-302	-265	-295[1]	-1 982
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**79**	**910**	**466**
Change in surplus value, etc.	1 162	722	-955	-119	-625	-34	-763	-612
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**45**	**147**	**-146**

[1] Of which restructuring cost, SEK -75 m.

New investments by unit

	Market value SEK/share 12/31 2004	Market value SEK m. 12/31 2004	Book value SEK m. 12/31 2004	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Book value SEK m. 12/31 2003
Investor Growth Capital	8	6 514	5 407	10	8 169	6 486
EQT	5	3 896	3 873	5	4 033	3 995
Investor Capital Partners – Asia Fund	1	410	410	1	543	543
Total	**14**	**10 820**	**9 690**	**16**	**12 745**	**11 024**

New investments in 2004

Company	Description	Sector
Investor Growth Capital		
Cradle	Programmable digital signal processors for video, audio and imaging applications	T
Dotomi	Online service that allows marketers to deliver highly personalized messages to customers across the Internet	T
EpiValley	Manufactures and sells epiwafers and chips used in lighting applications	T
eSilicon	Fabless provider of semiconductor design, development and production of custom integrated circuits	
MC Technologies	Producer of printed circuit boards with a unique technology	T
Greenway Medical	Integrated software solutions for medical practice management and electronic medical records	T/H
Myocor	Develops devices to treat congestive heart failure caused by leaky mitral valves	H
Shoei	Producer of glass to glass touch panels for navigation systems, video cameras and cellphones	T
Solstice Neurosciences	Specialty pharma company formed to acquire an approved drug having broad therapeutic and cosmetic applications	H
Swedish Orphan International	Pharmaceuticals used in the treatment of rare and life-threatening diseases	H
EQT		
Sirona	Manufacturer of dental equipment	H

Investor Growth Capital

The U.S. venture capital industry continued to benefit from an improved business environment and the year-end stock market rally allowed for a pickup of IPO activity among venture-backed companies. With the last five-year investment cycle nearing an end, successful venture fund groups are again raising new funds. As is usual, the industry turn is at an earlier stage in Europe.

Events occurring in the fourth quarter

In the fourth quarter, a new investment was made in two U.S. companies, eSilicon and Myocor.

eSilicon is a fabless provider of custom integrated circuits to leading electronics firms.

Myocor develops devices to treat congestive heart failure.

In addition, an investment was closed in Solstice Neurosciences in the U.S. The company manufactures and distributes specialty pharmaceuticals.

Add-on investments were also made in Epigenesis, EpiValley and Watchmark among other companies.

In the fourth quarter, holdings in Molecular Staging and Intuitive Surgical were sold in their entirety. Holdings in Axcan, Ista Pharmaceuticals, Kyphon, Lycos Europe and Tessera were also partially sold.

Events occurring in earlier quarters

Earlier during the year, new investments were made in Cradle Technologies, Dotomi, EpiValley, Greenway Medical, MC Technologies, Shoei and

Swedish Orphan International. Follow-on investments were made in Aerocrine, Amkor, Atrica, Bredbandsbolaget, Epigenesis, Gyros, Ness Display and Umetrics, among other companies.

Remaining positions were sold in ASM Pacific, Idealab and Alibaba.com. Holdings in Lycos Europe, Kyphon, Axcan and Tessera were also partially sold. CSMC Technologies was listed on the Hong Kong Stock Exchange.

In the first quarter, measures were announced to reduce costs within Investor Growth Capital to adapt investment activities to the current business climate. It was also announced that b-business partners would focus exclusively on its six existing holdings. In the third quarter, b-business partners redistributed a large portion of uninvested capital to shareholders, of which SEK 871 m. to Investor.


Investor Growth Capital
- holdings per sector, 12/31 2004
Funds and other (23%)
Communications (21%)
Semiconductors (13%)
Medical devices (12%)
Pharma/ Biotech (12%)
IT services (7%)
Software (6%)
IT other (6%)

For more information:
www.investorgrowthcapital.com

EQT

Events occurring in the fourth quarter

In the fourth quarter, EQT announced two acquisitions through its EQT III fund. A new company has been formed that consists of the eyeglass business of Carl Zeiss AG (Germany) and is owned on a 50-50 basis by EQT III and Carl Zeiss. The newly formed company has signed an agreement with the board of the listed U.S. company SOLA to acquire SOLA. EQT also announced that it had signed an agreement to acquire Munksjö AB.

Thule was sold in the fourth quarter. The sale generated a capital gain of SEK 417 m. for Investor.

Events occurring in earlier quarters

In the third quarter, EQT established a new fund, EQT IV. The fund has the same focus as EQT III. Investor's commitments to the fund amount to approximately EUR 466 m. (approximately SEK 4.2 bn.), corresponding to about 20 percent of EQT IV's total capital commitments.

In the third quarter, EQT Mezzanine participated in the financing of SportFive.

In the second quarter, EQT finalized the sale of Dahl to Saint-Gobain. The divestment generated a capital gain of SEK 204 m. for Investor.

In the first quarter, Vaasan & Vaasan was sold to CapVest and an investment in Sirona was completed.

For more information: www.eqt.se

EQT's funds on December 31, 2004

SEK m.	Total capital commitment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Holdings
EQT I	3 260	587	574	131	Duni (40%), FlexLink
EQT II	6 193	1 103	964	507	HemoCue, Findus, Tradex, Salcom, IHI, Eldon
EQT III	18 045	5 784	4 074	3 051	Dometic, Duni (60%), Plantasjen, Leybold Optics, Symrise, Finn-Power, ComHem, VTI Technologies, Sirona
EQT IV	22 557	4 207	29	-	-
Denmark	1 234	217	159	72	Contex, Nederman
Finland	593	188	116	91	ADR Haanpää, Bewator
Mezzanine	1 668	275	51	44	Stenqvist, SportFive
Total[2]	**53 550**	**12 361**	**5 967**	**3 896**	

1) Also includes capital invested in holdings that have already been sold.
2) The following rates were used to translate to SEK: DKK=1.2129 (EQT Denmark), EUR= 9.02268 (EQT Finland, EQT III, EQT IV and EQT Mezzanine).

Investor Capital Partners – Asia Fund

In the fourth quarter, Investor Capital Partners-Asia Fund sold Kingclean. The fund also completed a recapitalization for Global Beauty (formerly Cosmetic Group).

The fund currently has two investments in its portfolio from earlier: Global Beauty and Memorex.

For more information: www.investorcapitalpartners.com

Other Holdings

Other Holdings

	12/31 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Hi3G	2	1 621	2	1 621
Fund investments	1	593	1	801
Other	0	192	1	502
Total, Other Holdings	**3**	**2 406**	**4**	**2 924**

Hi3G

On December 10, 2004, Hi3G announced that it had 350,000 subscribers in Scandinavia, an increase of approximately 330,000 during 2004. It was also reported that more than 120,000 customers had subscribed to one of 3's content packages. At the end of 2004, more than 2 million minutes of video calls were being made per week.

As of December 31, 2004, the company's 3G network services coverage was 88 percent in Sweden, while voice services network coverage was 95 percent. In the major Swedish cities, 3G coverage was 97 percent, indicating that it was better in many locations than the existing GSM networks.

In September, Hi3G started to market services to the small and medium-size business segment in Sweden and Denmark.

As reported earlier, Investor estimates that its total capital contribution to Hi3G, in the form of shareholder's contributions, will be between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis. Investor's outstanding loans with Hi3G are expected to be transferred to external project financing of Hi3G in the future.

In 2004, SEK 2,233 m. was provided to Hi3G in the form of loans, of which SEK 765 m. was in the fourth quarter. Hi3G's financing needs in 2005 are estimated to be below the level in 2004.

Investor's financing of Hi3G

	1/1-12/31 2004	12/31 2003	Total
Shareholder's contributions	-	1 648	**1 648**
Loans[1]	2 233	1 800	**4 033**
Total	**2 233**	**3 448**	**5 681**

1) Included in "Other assets and liabilities" in the net asset value table.

For more information: www.tre.se

Fund investments

During the year, participations in Lancelot's funds were sold for SEK 268 m.

Other

In the second quarter, Investor sold all its shares in Fiskars. The holding comprised 3,731,197 A-shares and 1,012,800 K-shares that were sold for SEK 418 m., generating a capital gain of SEK 256 m.

Other Operations

Other Operations

	12/31 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
The Grand Group	2	1 475	1	1 075
Land and real estate	1	300	1	300
Active portfolio management	0	3	0	102
Other	0	90	0	84
Total, Other Operations	**3**	**1 868**	**2**	**1 561**

The Grand Group

The result after net financial items for The Grand Group was SEK -65 m. in 2004 (-73), of which SEK -29 m. consisted of expensed renovation work (-77).

Three buildings adjacent to the Grand Hôtel (including Burmanska Palatset) were purchased for SEK 400 m. in the first quarter.

After the close of the reporting period, it was announced that The Grand Group had sold the Berns property to release capital that will be used to develop Burmanska Palatset (former SAF building).

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated trading income of SEK 15 m. in 2004 (40), of which SEK 5 m. was in the fourth quarter (-14).

Consolidated results

Operating costs, excluding the cost for restructuring operations, amounted to SEK 458 m. in 2004 (502), down 9 percent, compared with 2003.

Income after financial items totaled SEK 8,332 m. during 2004 (1,003). The amount includes a capital gain of SEK 6,148 m. on the sale of AstraZeneca shares.

Income for the year (after tax) totaled SEK 8,147 m. (929), corresponding to SEK 10.62 per share (1.21).

A provision was made in the first quarter for SEK 100 m. in restructuring costs, which was charged against income for the year (see "Other" for further information).

A more detailed description of operations is provided as a table in Appendix 1 on page 15.

Consolidated net debt

Consolidated net debt was SEK 15,551 m. on December 31, 2004, as against SEK 20,593 m. at year-end 2003. Investor's net debt amounted to 15 percent of total assets, compared with 20 percent at year-end 2003.

Cash and cash equivalents amounted to SEK 12,125 m. on December 31, 2004, as against SEK 9,803 m. at year-end 2003. During 2005, SEK 3,590 m. of outstanding loans will be due for payment.



Consolidated net debt
SEK bn.
Percent
25
20
15
10
5
0
2000
2001
2002
2003
2004
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Parent Company

Share capital

Investor's share capital on December 31, 2004, amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2003).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Income and investments

Income after financial items totaled SEK 5,854 m. for the full year 2004 (129), of which SEK 5,532 m. (359) consisted of capital gains/losses from holdings and write-downs.

During the year, SEK 1,736 m. was invested in financial fixed assets (3,106), of which SEK 40 m. in Group companies (814). Sales of financial fixed assets amounted to SEK 8,574 m. (2,653), of which SEK 321 m. (471) was attributable to holdings in Group companies.

Shareholders' equity amounted to SEK 56,222 m., compared with SEK 52,121 m. on December 31, 2003.

Other

Proposed dividend

The Board of Directors and the President propose an ordinary dividend to shareholders of SEK 2.25 per share for fiscal 2004 (2.25).

Repurchase of own shares

As in the past five years, the Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the board to decide on the repurchase of the company's shares. Under such mandate, the board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. Repurchases can amount up to 10 percent of the total shares outstanding in Investor. Any repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the board's mandate include the possibility to transfer repurchased shares.

This authorization to repurchase shares has existed since 2000. However, to date Investor

has not utilized the possibility to buy back its own shares.

Annual General Meeting

The Annual General Meeting of Investor AB will be held at 3.00 p.m. on Monday, April 11, 2005, at Cirkus in Stockholm. Investor's audited Annual Report will be made available at the company's headquarters at Arsenalsgatan 8C in Stockholm as of March 28, 2005.

Long-term incentive program

As in the previous year, the Board of Directors will propose a long-term incentive program for Investor's employees at the 2005 Annual General Meeting. The board's final proposal will be announced in the Notice of the Annual General Meeting.

Measures to realign the organization

In the first quarter it was announced that parts of the organization would be realigned and that costs would be reduced within the New Investments business, but also within certain corporate functions. This adjustment process was expected to reduce annual costs by about SEK 75 m. These cost savings were estimated to be achieved in full within 12 to 18 months after implementation. The greater part of the savings was achieved during 2004.

As of December 31, 2004, all of the approximately 30 employees affected by organizational adjustments had left Investor. Investor's wholly owned investment organization had 149 employees at year-end (and 15 in the Novare companies).

Accounting principles

When preparing this net asset value report, the same accounting principles and calculation methods have been applied as those used in the preparation of the latest annual report and the formal interim reports, with the following exceptions:

- In net asset value reports, holdings in associated companies are reported in accordance with the acquisition value method; in the annual report and formal interim reports, associated companies are reported in accordance with the equity method.
- As of January 1, 2004, Investor is applying Recommendation No. 29 of the Swedish Financial Accounting Standards Council. The effect of adopting this accounting principle, which is reported as a change in shareholders' equity, applies to the calculation of pension commitments and amounts to SEK -100 m.
- As of January 1, 2004, other administrative expenses in Novare, The Grand Group, EQT and Investor Capital Partners – Asia Fund are reported under "Cost of goods and services sold" in the consolidated income statement. Comparative figures have been adjusted accordingly. These costs were previously reported under "Operating costs".

Valuation principles for New Investments

Up to the close of the fiscal 2004 reporting period, the valuation of listed holdings within New Investments are based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

The valuation principles for New Investments are being changed as of the first quarter report in 2005. For further information see Appendix 2, page 16.

Reporting in accordance with IFRS

See Appendix 2, page 16.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies are reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor waits for the interim reports of associated companies before it prepares its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor has released two reports per quarter: a net asset value report that is based on the acquisition value method, like earlier interim reports, and a formal interim report prepared in accordance with the equity method.

In connection with the adoption of IFRS, only one interim report will be released per quarter as of the *first quarter report in 2005.*

Upcoming financial events

2005

February 28	Formal Year-end Report for 2004
April 11	Annual General Meeting
April 11	Interim Report, January-March
July 12	Interim Report, January-June
October 12	Interim Report, January-September

Stockholm, January 19, 2005

M. Wallenberg

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735-24 2141
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031,
+46 735-24 2031
fredrik.lindgren@investorab.com

Oscar Stege Unger, Investor Relations Manager:
+46 8 614 2059, +46 70 624 2059
oscar.stege.unger@investorab.com

Investor AB (publ), Org. no. 556013-8298
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: + 46 8 614 2000
Fax: + 46 8 614 2150
info@investorab.com

The net asset value report can also be accessed on the Internet at www.investorab.com

Ticker codes:
INVEB SS in Bloomberg
INVEb.ST in Reuters
INVE-B.ST in Thomson/DataStream

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2004 1/1-12/31	2003 1/1-12/31	2004 10/1-12/31	2003 10/1-12/31
Core Holdings				
Dividends	1 574	1 665	-	3
Capital gains/losses	6 432	468	-	509
Operating costs	-165	-147	-50	-39
Net income - Core Holdings	**7 841**	**1 986**	**-50**	**473**
New Investments				
Dividends	61	108	16	11
Capital gains/losses and write-downs	1 144	236	628	251
Operating costs	-220	-265	-49	-64
Restructuring cost	-75	-	-	-
Net income - New Investments	**910**	**79**	**595**	**198**
Other Holdings				
Dividends	45	60	-	15
Capital gains/losses and write-downs	355	-87	34	-86
Operating costs	-8	-8	-2	-2
Net income - Other Holdings	**392**	**-35**	**32**	**-73**
Other Operations				
Net sales	707	774	206	245
Cost of goods and services sold	-714	-770	-224	-242
Net income, active portfolio management	15	40	5	-14
Operating costs	-29	-36	-8	-10
Net income - Other Operations	**-21**	**8**	**-21**	**-21**
Groupwide operating costs	-36	-46	-11	-17
Restructuring cost	-25	-	-	-
Operating income	**9 061**	**1 992**	**545**	**560**
Net financial items	-729	-989	-98	-226
Income after financial items	**8 332**	**1 003**	**447**	**334**
Tax on net income for the period	-176	-64	-66	13
Minority interest in net income for the period	-9	-10	0	-5
Net income for the period	**8 147**	**929**	**381**	**342**
Earnings per share before and after dilution, SEK	**10.62**	**1.21**	**0.50**	**0.44**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2004 12/31	2003 12/31
Assets		
Tangible fixed assets	1 789	1 330
Shares and participations	65 571	67 009
Receivables	5 843	3 278
Cash and cash equivalents	12 125	9 803
Total assets	**85 328**	**81 420**
Shareholders' equity and liabilities		
Shareholders' equity	53 260	47 103
Provision for pensions	226	286
Other provisions	757	756
Loans	27 450	30 110
Other liabilities	3 635	3 165
Total shareholders' equity and liabilities	**85 328**	**81 420**

Net debt		
Cash and cash equivalents	12 125	9 803
Loans	-27 450	-30 110
Provision for pensions	-226	-286
Total net debt	**-15 551**	**-20 593**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2004 12/31	2003 12/31
Opening balance as per balance sheet	**47 103**	**49 345**
Effect of change in accounting policy	-	-100
Opening balance adjusted for change in accounting policy	**47 103**	**49 245**
Dividend to shareholders	-1 726	-2 608
Effect of employee stock option programs (hedging, etc.)	73	75
Exchange rate differences	-337	-538
Net income for the period	8 147	929
Closing balance for the period	**53 260**	**47 103**

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2004 1/1-12/31	2003 1/1-12/31
Cash flows from operating activities		
Core Holdings		
Dividends received	1 574	1 667
New Investments		
Dividends received	40	93
Other Holdings		
Dividends received	45	60
Active portfolio management, Other Operations and operating costs		
Payments received	24 665	20 642
Payments made	-25 302	-21 345
Cash flows from operating activities before net interest income/expense and income taxes	**1 022**	**1 117**
Interest received/paid	-864	-930
Income taxes paid	-183	-304
Cash flows from operating activities	**-25**	**-117**
Cash flows from investing activities		
Core Holdings		
Acquisitions	-1 509	-1 962
Sales	7 733	1 866
New Investments		
Acquisitions, etc.	-1 966	-2 108
Sales	4 315	2 402
Other Holdings		
Acquisitions, etc.	-216	-355
Increase in long-term receivables	-1 770	-1 630
Sales	696	316
Acquisitions of tangible fixed assets	-505	-42
Sales of tangible fixed assets	1	133
Cash flows from investing activities	**6 779**	**-1 380**
Cash flows from financing activities		
Loans raised	1 199	12 648
Loans amortized	-3 810	-2 929
Change in short-term borrowing, net	-50	-1 134
Dividends paid	-1 726	-2 608
Cash flows from financing activities	**-4 387**	**5 977**
Cash flows for the period	**2 367**	**4 480**
Cash and cash equivalents, opening balance	**9 803**	**5 361**
Effect of exchange rate changes	-45	-38
Cash and cash equivalents, closing balance	**12 125**	**9 803**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-12/31 2004

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 574	61	45	30 [1]		1 710
Capital gains/losses	6 432	730	287	-27 [1]		7 422
Write-downs, net		414	68	12 [1]		494
Other revenues and expenses				-7 [2]		-7
Operating costs	-165	-220	-8	-29	-36	-458
Restructuring cost		-75			-25	-100
Operating income	**7 841**	**910**	**392**	**-21**	**-61**	**9 061**
Net financial items					-729	-729
Tax and minority interest					-185	-185
Income for the period	**7 841**	**910**	**392**	**-21**	**-975**	**8 147**
Change in surplus value	1 645	-591	-310	2		746
Other (currency etc.)		-172			-92	-264
Dividends paid					-1 726	-1 726
Effect on net asset value	***9 486***	***147***	***82***	***-19***	***-2 793***	***6 903***

Net asset value by business area 12/31 2004

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	52 597	9 690	2 398	1 346	2 780	68 811
Accumulated surplus value	35 046	1 130	8	522		36 706
Net debt					-15 551	-15 551
Total net asset value	***87 643***	***10 820***	***2 406***	***1 868***	***-12 771***	***89 966***

Performance by business area 1/1-12/31 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 665	108	60	13 [1]		1 846
Capital gains/losses	468	311	-88	39 [1]		730
Write-downs, net		-75	1	-12 [1]		-86
Other revenues and expenses				4 [2]		4
Operating costs	-147	-265	-8	-36	-46	-502
Operating income	**1 986**	**79**	**-35**	**8**	**-46**	**1 992**
Net financial items					-989	-989
Tax and minority interest					-74	-74
Income for the period	**1 986**	**79**	**-35**	**8**	**-1 109**	**929**
Change in surplus value	21 998	398	74	-34		22 436
Other (currency etc.)		-432			-31	-463
Dividends paid					-2 608	-2 608
Effect on net asset value	***23 984***	***45***	***39***	***-26***	***-3 748***	***20 294***

Net asset value by business area 12/31 2003

	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Book value	52 440	11 024	2 606	1 041	585	67 696
Accumulated surplus value	33 401	1 721	318	520		35 960
Net debt					-20 593	-20 593
Total net asset value	***85 841***	***12 745***	***2 924***	***1 561***	***-20 008***	***83 063***

1) Refers to active portfolio management activities. Capital gains/losses include sales amounting to SEK 23,837 m. (19,479).

2) Net sales amounted to SEK 707 m. (774) and refer primarily to The Grand Group and EQT Partners.

APPENDIX 2 – REPORTING IN ACCORDANCE WITH IFRS

In accordance with the IAS regulation adopted by the European Union (EU) in 2002, listed companies throughout the EU shall apply International Financial Reporting Standards – IFRS (previously International Accounting Standards – IAS) – when preparing their consolidated financial statements as of 2005. The standards, issued by the International Accounting Standards Board (IASB), become mandatory for European companies as they are endorsed by the EU Commission.

IFRS 1 sets out the procedures that companies must follow when they adopt IFRS for the first time. The standard stipulates that a company, when transferring from national Generally Accepted Accounting Principles (GAAP) to IFRS, shall present at least one year of comparative figures in accordance with IFRS (voluntary for financial instruments). Furthermore, the company shall explain how the transfer from previous GAAP to IFRS has affected its financial position, earnings and cash flow. The information shall be published, in accordance with IFRS 1, in connection with the first interim report for fiscal year 2005 at the latest.

In November 2004, the Stockholm Stock Exchange issued a recommendation to listed companies to publish information about the most important effects of transferring to IFRS already in their year-end reports for 2004. This information is presented below.

Accounting principles – significant differences

Investor AB will only apply IFRS in the preparation of the consolidated financial statements. The intention is to adapt the accounting of legal entities (the Parent Company and subsidiaries), in accordance with IFRS, as soon as Swedish legislation enables the adoption of the full set of rules and regulations.

Comparative figures, restated to IFRS, will be published for all entries, including financial instruments.

In Investor AB's case, it is mainly the rules in IAS 39, concerning the accounting of financial instruments, which will affect reported values, compared with accounting in accordance with previous principles. The standard stipulates that financial instruments, which for Investor AB comprise mainly equity-related investments and the debt portfolio, shall be valued for the most part at fair value in the year-end accounts, instead of at the lower of acquisition cost and fair value, the previous practice.

After the adoption of IFRS, Investor AB will report equity-related investments at fair value through profit and loss. Shares and participations in associated companies will also be accounted for this way in accordance with IAS 28 p.1. As a consequence, there will no longer be any consolidation in accordance with the equity method and associated companies will be reported at values that are more true and fair for an investment company. As previously, subsidiaries will be consolidated. Listed shares will be valued on the basis of their listed market values and unlisted holdings will be valued on the basis of a valuation model suitable for each investment.

Since changes in the fair values of holdings will be recognized in the formal income statement and balance sheet in accordance with IFRS, the volatility in earnings will increase, compared to before. Therefore, earnings in accordance with IFRS will essentially agree with the change in net asset value. The main difference will be dividends paid, which will not be included in earnings.

In accordance with IAS 16, Investor AB's real estate properties will be reported at fair value after IFRS is adopted. In accordance with previous principles, real estate properties were reported at the lower of acquisition cost (with deduction for depreciation) and the recoverable amount.

For the debt portfolio Investor AB will apply, whenever possible, so-called hedge accounting, in which changes in the value of loans will be matched with changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. In accordance with the form of IAS 39 adopted by the EU Commission, the basic rule is that loans are valued at amortized cost and derivatives are valued at fair value with changes in value recognized through profit and loss. Since Investor AB will apply hedge accounting to most of its liabilities, the volatility that would appear in the income statement will be lower than if the basic rule was applied.

The accounting of share-based payments (regulated by IFRS 2) and deferred tax on unrealized value changes (IAS 12) will also be affected by the adoption of IFRS. The effects of these standards are judged to be of less importance and are therefore not specified in this report.

Significant financial effects

The new valuation principles will affect both the consolidated accounts and the net asset value. The significant effects of applying the new principles are shown in the tables below and are followed by comments.

The figures below, which are focused on an assessment of the most significant entries, will be further reviewed during 2005 and updated.

Income statement and balance sheet

Financial instruments – equity holdings

Effect on equity holdings

SEK m.	12/31 2004	Adjustment IFRS	IFRS 12/31 2004
Core Holdings	52 597	34 944	87 541
New Investments	9 690	4 206	13 896
Other Holdings	2 398	8	2 406
Other Operations	886	16	902
Total, equity holdings	**65 571**	**39 174**	**104 745**

The increase in value, SEK 39,174 m., is an effect of accounting in accordance with IFRS and is due to the valuation of equity-related instruments, which will be valued at fair value in accordance with the principles of IAS 39, in contrast to the principles that have been applied to date, in which holdings were reported at the lower of acquisition cost and fair value.

Listed holdings

Listed holdings will be valued on the basis of their share price on the closing date. In accordance with IFRS, listed holdings are valued at bid price, when such is quoted, as opposed to previous principles, in which the price of the most recent transaction was used for the valuation. Going forward, listed holdings in the New Investments business will no longer be charged automatically with a liquidity discount.

Unlisted holdings and fund holdings

Unlisted holdings will be valued on the basis of the "Consultation Document – Valuation Guidelines for Private Equity and Venture Capital", created and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company within the Investor Group), an overall evaluation will be made to determine the valuation method that is appropriate for each specific holding. It will first be taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation will be made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment will then be made of the above-mentioned methods to determine the one that best reflects the fair value of the holding, and the holding will then be valued according to that method. In those cases when other valuation methods better reflect the market value of a holding, this value will be used, which means that certain holdings will be valued with methods other than the ones described above. As before, when a holding has such a negative development that its value is determined to be 0, it will be valued at 0.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value will be adjusted. Listed holdings in funds will be valued in the same way as listed holdings, as described above.

Tangible fixed assets

Effect on tangible fixed assets

SEK m.	12/31 2004	Adjustment IFRS	IFRS 12/31 2004
Tangible fixed assets	1 470	506	1 976
Total, tangible fixed assets	**1 470**	**506**	**1 976**

Investor AB will revalue its real estate properties, which are part of tangible fixed assets, at fair value in accordance with IAS 16. The value in the balance sheet, in accordance with IFRS, will therefore increase by SEK 506 m., compared with previous principles.

Financial instruments – liabilities

Effect on liabilities

SEK m.	12/31 2004	Adjustment IFRS	IFRS 12/31 2004
Loans	27 450	500	27 950
Total, liabilities	**27 450**	**500**	**27 950**

As an effect of valuation in accordance with IFRS, the reported value of liabilities is estimated to have increased by SEK 500 m. Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting will be applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, the basic rules of IFRS will be applied, in which case loans will be valued at amortized cost and derivatives are valued at fair value with changes in value recognized through profit and loss. In accordance with previous valuation principles, hedged loans were accounted for on the basis of the exchange rate and interest rate derived from the derivative used for the hedging. When a loan was not hedged, it was reported at amortized cost.

The differences between IFRS and previous reporting principles arise mainly in the valuation of derivatives used to achieve fixed interest rates. The value of these derivatives will vary with changes in interest rates.

Effects on earnings

The effect in the income statement, as a consequence of the significant financial effects of applying IFRS, is estimated to be SEK 1 bn. in 2004, which means that earnings would increase from SEK 8 bn. to SEK 9 bn.

Effects on shareholders' equity

As a consequence of the above significant financial effects of applying IFRS in 2004, it is estimated that shareholders' equity would increase from SEK 53 bn. to approximately SEK 92 bn., or by SEK 39 bn.

Net asset value

In connection with the application of IFRS, Investor AB will adapt the valuation principles for the net asset value so they are in agreement with the valuation principles used for the company's accounting.

The table below only shows changes for the most significant entries. Values will be further reviewed during 2005 and updated.

Effect of significant entries on net asset value

SEK m.	12/31 2004	Adjustment IFRS	IFRS 12/31 2004
Core Holdings	**87 643**	**-102**	**87 541**
New Investments			
Investor Growth Capital	6 514	1 098	7 612
EQT	3 896	1 596	5 492
Investor Capital Partners – Asia Fund	410	382	792
New Investments, total	**10 820**	**3 076**	**13 896**
Other Holdings	**2 406**	**-**	**2 406**
Other Operations	**1 868**	**-**	**1 868**
Other assets and liabilities	**2 780**	**-**	**2 780**
Total assets	**105 517**	**2 974**	**108 491**
Net debt	**-15 551**	**-500**	**-16 051**
Total, net asset value	**89 966**	**2 474**	**92 440**

The differences for equity holdings will mainly be as follows: Listed holdings will be valued at the bid price instead of at the price of the most recent transaction. Listed holdings in the New Investments business will no longer be charged with a liquidity discount (only in exceptional cases). The previously used cap on the value of unlisted holdings at acquisition cost will be eliminated in IFRS, which means that unlisted holdings will be stated at a higher value, if a higher value is estimated to exist.

The debt portfolio will affect the net asset value in the same way as described above for the income statement and balance sheet.

The above figures and valuation information – especially for unlisted holdings of securities – have been produced according to Investor's best analytical judgment and are based on generally accepted valuation models (as described above) that have not been used previously by Investor in external reporting. The information in question cannot be considered as a guarantee or indication that the corresponding values may be realized today or in the future, or benefit Investor.

Annual General Meeting of Investor AB

Investor AB's Annual General Meeting will be held on Monday, April 11, 2005, at 3:00 p.m., at Cirkus, Djurgårdsslätten 43-45, in Stockholm.

Notification of participation can be made starting February 14, 2005

To be entitled to participate in the business of the Meeting, shareholders

must be recorded in the register of shareholders maintained by VPC AB (the Swedish Securities Register Center) on Friday, April 1, 2005, and

must notify the Company of their intention to attend the Meeting no later than 1:00 p.m. on Tuesday, April 5, 2005, by writing to Investor AB, Annual General Meeting, SE-103 32 Stockholm, Sweden, or by calling +46 8 611 2910, or by registering on Investor's website www.investorab.com.